FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 1, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Shareholders approve all resolutions on the agendas of Tenaris’s Annual General Meeting and Extraordinary General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Shareholders approve all resolutions on the agendas of Tenaris’s Annual General Meeting and Extraordinary General Meeting of Shareholders.

Luxembourg, May 1, 2024 - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced that its annual general meeting of shareholders and its extraordinary general meeting of shareholders, both held on April 30, 2024, approved all resolutions on their agendas.

Among other resolutions adopted at the annual general meeting, shareholders acknowledged the Company’s 2023 annual report, containing the consolidated management report and the related management certifications and external auditors’ reports, and the Company’s 2023 annual sustainability report, containing the non-financial statement required by Luxembourg law. The shareholders also approved the consolidated financial statements as of and for the year ended December 31, 2023, and the annual accounts as at December 31, 2023.

The annual general meeting also approved an annual dividend of US$0.60 per share (or US$1.20 per ADR), which represents an aggregate sum of approximately US$0.7 billion, and which includes the interim dividend of US$0.20 per share (US$0.40 per ADR), or approximately US$235 million, paid in November 2023. Tenaris will pay the balance of the annual dividend in the amount of US$0.40 per share entitled to dividends (or US$0.80 per ADR), in U.S. dollars, which represents approximately US$459 million, on May 22, 2024, with an ex-dividend date of May 20, 2024, and record date of May 21, 2024.

The shareholders resolved to set the number of directors in eleven and approved the re-appointment of Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel, and the appointment of Ms. Molly Montgomery as new director. All board members will hold office until the meeting that will be convened to decide on the 2024 annual accounts. In a subsequent meeting, the board of directors re-elected Mr. Simon Ayat, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members, with Ms. Tiuba continuing to serve as the committee’s chair. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

In addition, the annual general meeting approved the compensation payable to the members of the Board for the year ending December 31, 2024, the Compensation Report for the year 2023 and a revised Compensation Policy, applicable to the Company’s directors and the chief executive officer, effective as from the year 2024.

The meeting also approved Ernst & Young’s fees for the fiscal year ending December 31, 2024.

The extraordinary general meeting of shareholders held immediately after the annual general meeting, resolved to approve the cancellation of 17,779,302 ordinary shares held in treasury by the Company acquired throughout the first tranche of its share buyback program and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective April 30, 2024, the share capital of the Company is reduced from US$1,180,536,830 (represented by 1,180,536,830 shares with a par value of US$1 per share) to US$1,162,757,528 (represented by 1,162,757,528 shares with a par value of US$1 per share).

Copies of the minutes of the annual general meeting and extraordinary general meeting, and copy of the amended articles of association can be downloaded from Tenaris’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.